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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 28)


                             CUSTOMEDIX CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  232038 20 8
                      ------------------------------------
                                 (CUSIP Number)

                 Dr. Gordon S. Cohen, c/o Jeneric/Pentron, Inc.
       53 N. Plains Industrial Rd., Wallingford, CT 06492 (800-243-3969)
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               SEPTEMBER 30, 1996
                      ------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)






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                                  SCHEDULE 13D

CUSIP NO. 232038 20 8                                          PAGE 2 OF 5 PAGES


- -------------------------------------------------------------------------------
                 (1) Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person
                      (a) Gordon S. Cohen
                      (b) Cohen Family Trust Partnership
- -------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group*
                      (a)  / /
                      (b)  /X/
- -------------------------------------------------------------------------------
                 (3)  SEC Use Only
- -------------------------------------------------------------------------------
                 (4)  Source of Funds*
                      PF, BK, SC
- -------------------------------------------------------------------------------
                 (5)  Check Box if Disclosure of Legal Proceedings is Required
                      Pursuant to Items 2(d) or 2(e)                       / /
- -------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      (a) USA
                      (b) Connecticut
- -------------------------------------------------------------------------------

   Number of          (7)  Sole Voting Power   0
  Shares Bene-        ---------------------------------------------------------
    ficially          (8)  Shared Voting Power   0
    Owned by          ---------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power    0
   ing Person         ---------------------------------------------------------
     With             (10) Shared Dispositive Power   0

- -------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person
                             0
- -------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares*                                 / /
- -------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                              0%
- -------------------------------------------------------------------------------
                 (14) Type of Reporting Person*
                      (a) IN  (b) PN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 3.           Source and Amount of Funds or Other Consideration.

         Information set forth in response to Item 5 of this Amendment No. 28 is incorporated herein by reference.




Item 5.           Interest in Securities of the Issuer.

        As reported in Amendment No. 27 to Schedule 13D of the Reporting
Persons ("Amendment No. 27"), on June 10, 1996, the Board of Directors of the Issuer approved a merger between the Issuer and CUS Acquisition, Inc., a newly-formed Delaware corporation to be wholly-owned by the Reporting Persons (the "Merger"), and the Agreement and Plan of Merger, dated as of June 10, 1996, between the Issuer and CUS Acquisition, Inc. (the "Merger Agreement").

        On September 30, 1996, the stockholders of the Issuer authorized and adopted the Merger Agreement. Immediately thereafter, Gordon S. Cohen and the Cohen Family Trust Partnership each transferred to CUS Acquisition, Inc. all of the shares of common stock of the Issuer (the "Common Stock") held by them in exchange for all of the issued and outstanding stock of CUS Acquisition, Inc. and CUS Acquisition, Inc. was merged with and into the Issuer. Pursuant to the Merger Agreement, each share of Common Stock held by CUS Acquisition, Inc. was cancelled, and each share of stock of CUS Acquisition, Inc. owned by the Reporting Persons was converted into one share of the common stock of Customedix Corporation, as the surviving corporation of the Merger. As a result of the Merger, the Reporting Persons ceased to beneficially own any shares of Common Stock.

        The terms of the Merger and other information relating to the Issuer and the Reporting Persons are set forth in the Issuer's definitive Proxy Statement, dated August 27, 1996, a copy of which is filed as Exhibit 1 hereto, and in the Merger Agreement, a copy of which is filed as Exhibit 1 to Amendment No. 27.

        As reported in Amendment No. 27, in connection with the acquisition of the Issuer's stock from the stockholders of the Issuer other than the Reporting Persons pursuant to the Merger, Dr. Cohen received a commitment from New Jersey National Bank (the "Bank"), the Company's principal lender, providing for financing in an aggregate amount of up to $3 million. In connection with negotiation of this loan, the Bank agreed to increase the aggregate amount of the loan pursuant to such commitment to $3.5 million. Copies of the Commitment, dated March 22, 1996, of the Bank, and a letter agreement, dated June 10, 1996, among the Bank, CUS Acquisition, Inc. and Dr. Cohen, were previously filed as Exhibits 2.1 and 2.2, respectively, to Amendment No. 27. A copy of the letter agreement, dated August 30, 1996, among the Bank, CUS Acquisition, Inc. and Dr. Cohen is filed as Exhibit 2 hereto. As previously reported, it is currently anticipated that additional funds required to effect the acquisition of the Issuer's stock in connection with the Merger will be obtained from personal funds of Dr. Cohen and/or from the working capital of the surviving corporation of the Merger.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

         The information set forth in Item 4 of this Amendment No. 28 is incorporated herein by reference.



Item 7.           Material to be Filed as Exhibits.

         Annexed hereto as Exhibit 1 is a copy of the definitive proxy statement of the Issuer, dated August 27, 1996.

          Annexed hereto as Exhibit 2 is a copy of the letter agreement, dated August 30, 1996, among New Jersey National Bank, CUS Acquisition, Inc. and
Dr. Gordon S. Cohen.



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         Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  September 30, 1996
                                        /s/ Gordon S. Cohen
                                        ----------------------------
                                        Dr. Gordon S. Cohen

                                        THE COHEN FAMILY TRUST
                                        PARTNERSHIP



                                        By: /s/ Gordon S. Cohen
                                           -------------------------
                                           Dr. Gordon S. Cohen
                                           Managing Partner
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                                  EXHIBIT INDEX


                                                                                        Sequentially
                                                                                          Numbered
Exhibit No.                                 Description                                     Page
- -----------                                 -----------                                 ------------
          1                Definitive Proxy Statement of
                           Customedix Corporation, dated
                           August 27, 1996.

          2                Letter Agreement, dated August 30,
                           1996, among New Jersey National
                           Bank, CUS Acquisition, Inc. and
                           Dr. Gordon S. Cohen.